Exhibit (a)(1)(ix)

OPTION EXCHANGE

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Option Exchange. We urge you to read carefully the following questions and answers, as well as the remainder of the Offer to Exchange, which is also available on the Option Exchange website. We suggest that you consult with your personal financial and tax advisors before deciding whether to participate in the Option Exchange.

1. Why are we making this Offer?

We are offering eligible employees and directors the opportunity to exchange certain outstanding options to purchase shares of our Common Stock (“Common Stock”) for new options covering a lesser number of shares of our Common Stock (“Replacement Options”), calculated in accordance with specified exchange ratios. We are making this offer (“Offer”) upon the terms, and subject to the conditions, set forth in the Offer to Exchange Certain Outstanding Options to Purchase Share of Common Stock for a Number of Replacement Options (this “Offer to Exchange”) and in the related Terms of Election (the “Terms of Election” and, together with this Offer to Exchange, as they may be amended from time to time, the “Option Exchange”).

An objective of our equity incentive programs has been, and continues to be, to align the interests of participants in our 2020 Incentive Award Plan (the “2020 Plan”) with those of our stockholders, and we believe that the Option Exchange is an important component in our efforts to achieve that goal. We are implementing the Option Exchange using exchange ratios designed to result in grants of Replacement Options with an accounting value that will be approximately equal to the accounting value of the Eligible Options that are surrendered in the Option Exchange.

A significant majority of our employees’ and directors’ options outstanding under the 2020 Plan have exercise prices that exceed, in some cases significantly, the price range of shares of our Common Stock over the past two plus years. We believe these underwater options are no longer effective as incentives to motivate and retain our employees. In the face of a competitive market for exceptional employees, the need for adequate and appropriate incentives and retention tools remains strong. The Offer will also allow our directors to be fairly compensated for their service on our Board of Directors.

As of January 29, 2024, we had an aggregate of 10,376,838 shares subject to outstanding options under our equity incentive plans or available for issuance under the 2020 Plan, which we collectively refer to as our “overhang,” constituting approximately 13.8% of our outstanding Common Stock as of January 29, 2024, which was 75,096,906 shares. As of January 29, 2024, eligible options outstanding under our 2020 Plan were exercisable for approximately 4,464,262 shares of Common Stock, or approximately 5.9% of our total Common Stock outstanding as of January 29, 2024.

Eligible Options remain outstanding and contribute to overhang until such time as they expire, terminate or are otherwise cancelled. Although Eligible Options are not likely to be exercised as long as our share price is lower than the applicable exercise price, they will remain an expense on our financial statements with the potential to dilute stockholders’ interests for up to the full term of the options, while delivering relatively little retentive or incentive value. If all of the Eligible Options are exchanged and replaced by Replacement Options, the number of shares of our Common Stock underlying outstanding options under our 2020 Plan would be reduced by approximately 2,219,232 shares, or approximately 3.0% of our total shares of Common Stock outstanding as of January 29, 2024. We believe that the Replacement Options will be more likely to be exercised, which would reduce our overhang. Further, surrendered Eligible Options will be cancelled and returned to the pool of shares reserved for future grant under the 2020 Plan.

The Option Exchange is voluntary and will allow eligible employees and directors to choose whether to keep their existing options at existing exercise prices and vesting schedules or to exchange those options for Replacement Options with new exercise prices and vesting schedules. We intend the Option Exchange to enable eligible employees and directors to recognize value from their options, but this cannot be guaranteed considering the unpredictability of the stock market. (See Section 2 of the Offer to Exchange entitled “Purpose of this Offer” below for additional information.)

Subject to the limitations set forth in Sections 6 and 14 of the Offer to Exchange entitled “Conditions of this Offer” and “Extension of Offer; Termination; Amendment,” respectively, we reserve the right before the Offer Expiration Date (as defined below), to terminate or amend this Offer and to postpone our acceptance and cancellation of any options elected for exchange, if at any time on or after the date of commencement of the Offer and prior to the Offer Expiration Date certain events have occurred, including any increase or decrease of greater than 33% of the trading price of shares of our Common Stock that occurs during the tender offer as measured from $0.69, which was the closing price of shares of our Common Stock on Nasdaq Global Market on January 29, 2024.

2. What are the exchange ratios?

The table below sets forth the exchange ratios to be based on the per share exercise price of each Eligible Option.

Exercise Price	Ratio of Shares Subject to Eligible Options Surrendered to Shares Subject to Replacement Option to be Granted
$2.10 to $11.85	1.40 to 1
$11.86 and up	3.40 to 1

The per share exercise price of the Replacement Options will be the per share closing trading price of shares of our Common Stock on Nasdaq on the replacement option grant date, which we expect to be February 28, 2024 (the “Replacement Option Grant Date”), or the immediately preceding trading day if the Replacement Option Grant Date is not a trading day.

3. Why aren’t the exchange ratios set at one-for-one?

The exchange ratios for the Option Exchange were determined using the Black-Scholes model and are based on, among other things, $0.679, the per share closing trading price of our Common Stock on January 19, 2024 (the “Reference Price”), the exercise prices of the Eligible Options, and the remaining terms of the Eligible Options and the Replacement Options. The exchange ratios were calculated to result in an aggregate fair value, for accounting purposes, of the Replacement Options approximately equal to the aggregate current fair value of the Eligible Options they replace, based on the Reference Price, in order to balance the compensatory goals of the Option Exchange and the interests of our stockholders, including reducing our total number of shares of Common Stock underlying outstanding options, avoiding further dilution to our stockholders and minimizing the accounting expense of the grants of Replacement Options. If we were to exchange the options on a one-for-one basis, but reduce the exercise price to the lower current fair market value of shares of our Common Stock, the fair value of the Replacement Options and the associated accounting expense would be greater than the current fair value of the Eligible Options. Accordingly, the higher-value Replacement Options will cover fewer shares of our Common Stock than the lower-value Eligible Options they replace to achieve the same relative value.

4. When did the Option Exchange begin?

The Option Exchange launched on January 30, 2024.

5. When is the final day to elect to participate in the Option Exchange?

The Option Exchange is currently scheduled to end at 11:59 P.M. Eastern Time on February 27, 2024.

6. What options are eligible for the Option Exchange?

Options eligible for exchange (the “Eligible Options”) are those that:

•	were granted under the 2020 Plan;

•	are held by an employee or director of Aligos or its subsidiaries resident in the United States or Switzerland as of the Replacement Option Grant Date; and

•

have an exercise price equal to or greater than the highest closing trading price of a share of Common Stock during the 52-week period ending on the Offer Expiration Date, which, as of the date of this Offer, is $2.10 (such 52-week high closing trading price, the “Minimum Exercise Price”).

Options granted under any equity incentive plan other than the 2020 Plan, held by an individual who is not an employee or director of Aligos or its subsidiaries resident in the United States or Switzerland as of the Replacement Option Grant Date or having an exercise price less than the Minimum Exercise Price are not eligible to be exchanged in the Option Exchange.

7. Who is eligible to participate in the Option Exchange?

You are eligible to participate in the Option Exchange only if you:

•	are an employee or director of the Company or any of its subsidiaries on the date this Offer commences and remain an employee or director, as applicable, through the Replacement Option Grant Date;

•	are resident in the United States or Switzerland; and

•	hold at least one Eligible Option as of the Offer Expiration Date.

8. What if I leave Aligos before the Replacement Option Grant Date?

If you are no longer employed with, or cease serving as a director of, Aligos or any of its subsidiaries, whether voluntarily, involuntarily or for any other reason, before the Replacement Option Grant Date, you will not be able to participate in this Offer.

9. If I participate, what will happen to my exchanged options?

Eligible Options that you elect to exchange are expected to be cancelled following the expiration of the Offer on February 27, 2024 (the “Offer Expiration Date”), unless the Option Exchange is extended, in which case such options will be cancelled on the expiration date of the Option Exchange, as extended.

10. If I elect to exchange some of my Eligible Options, do I have to elect to exchange all of my Eligible Options?

No. You may elect to exchange your Eligible Options on a grant-by-grant basis, based on the original grant date and exercise price of the Eligible Option (a “Separate Option Grant). If you elect to exchange any portion of a Separate Option Grant in the Offer, you must elect to exchange the entire Separate Option Grant. No partial exchanges of Separate Option Grants will be permitted.

11. What happens to eligible options that I choose not to exchange?

Eligible Options that you choose not to exchange or that we do not accept for exchange will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.

12. Will I receive incentive stock options or non-qualified stock options if I participate in the Option Exchange?

If you are an employee of Aligos or its subsidiaries, Replacement Options will constitute incentive stock options for U.S. federal income tax purposes to the maximum extent permitted by applicable law. To the extent not permitted by applicable law and if you are a non-employee director, Replacement Options will constitute non-qualified stock options.

13. How do I participate in the Option Exchange?

Properly complete and submit your election via the Option Exchange website by (a) navigating to the Election Form page, (b) indicating which eligible options you wish to exchange by selecting “Exchange” or “Do Not Exchange” in the Election column and “Next” at the bottom of the page, and (c) after reading all of the offering materials, checking the appropriate boxes, typing your electronic signature and selecting “Submit.” By selecting the “Submit” button you are acknowledging and agreeing to the Terms of Election.

14. How do I find out the details about my existing options?

Information on your Eligible Options will be provided to you on the Option Exchange website located at www.myoptionexchange.com.

15. What will happen if I do not submit my election by the deadline?

If you do not submit your election by the deadline, then you will not participate in the Option Exchange, and all options currently held by you will remain intact at their original exercise price and subject to their original terms and conditions.

16. During what period of time can I withdraw or change my previous elections?

You can withdraw or change your previously submitted election to exchange or not exchange eligible options at any time on or before 11:59 P.M. Eastern Time on February 27, 2024. If the Option Exchange is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Option Exchange.

17. Can I exchange the remaining portion of an Eligible Option grant that I have already partially exercised?

Yes, any unexercised portion of an Eligible Option grant can be exchanged.

18. Can I select which of my Eligible Options to exchange?

Yes. You may elect to exchange your Eligible Options on a grant-by-grant basis (determined based on options having the same grant date and exercise price). If you elect to exchange any portion of a Separate Option Grant in the Offer, you must elect to exchange the entire Separate Option Grant. No partial exchanges of Separate Option Grants will be permitted.

19. Can I exchange both vested and unvested Eligible Options?

Yes. You can exchange Eligible Options, whether or not they are vested (and you must exchange all of the unexercised portion of a Separate Option Grant if you choose to exchange such Separate Option Grant). Each Replacement Option, however, will be completely unvested on the Replacement Option Grant Date, regardless of whether the surrendered option was partially vested. See FAQ # 22 for an explanation of the vesting of the Replacement Options.

20. What will be my new option exercise price?

The per share exercise price of the Replacement Options will be the per share closing trading price of our Common Stock on Nasdaq on the Replacement Option Grant Date, which we currently expect to be February 28, 2024. (See Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date”, Section 2 of the Offer to Exchange entitled “Purpose of the Offer” and “Risk Factors.”)

21. When will the Replacement Options be granted?

We will grant the Replacement Options on the Replacement Option Grant Date, which is scheduled to be on February 28, 2024, but may be extended.

22. When will the Replacement Options vest?

Replacement Options will be subject to a new initial one-year vesting period from the Replacement Option Grant Date, regardless of whether and to the extent that any of the surrendered Eligible Options are vested. Upon the first anniversary of the Replacement Option Grant Date, the portion of the Replacement Option corresponding to the portion of the surrendered Eligible Option that would have been vested as of such date shall vest, and any remaining unvested portion of the Replacement Option will vest on the same schedule that previously applied to the surrendered Eligible Option (i.e., in substantially equal installments on the remaining original vesting dates), subject to accelerated vesting upon certain terminations if provided for under the agreement governing the surrendered Eligible Option. This means that all Replacement Options will be completely unvested on the Replacement Option Grant Date, regardless of whether the surrendered option was wholly or partially vested as of the Offer Expiration Date.

23. What will be the terms and conditions of my Replacement Options?

Other than the exercise price and vesting dates, Replacement Options will have terms and conditions generally similar to the surrendered eligible options. The terms and conditions of the Replacement Options will be governed by the terms and conditions of the 2020 Plan and the option agreements entered into thereunder. You are encouraged to consult the 2020 Plan for complete information about the terms of the Replacement Options, which is available at www.myoptionexchange.com.

24. What if my employment or service with Aligos is terminated after the Replacement Options are granted?

If your service with Aligos and its subsidiaries terminates for any reason after the Replacement Option has been granted, you will forfeit any shares of Common Stock underlying your Replacement Options that are unvested at the date of your termination and the terms of the 2020 Plan and option agreement will govern your ability to exercise such options.

25. After the Offer Expiration Date, what happens if my options end up underwater again?

This is a one-time offer that we do not expect to offer again in the future. The price of shares of our Common Stock may not appreciate over the long term, and your Replacement Options may become underwater after the Offer Expiration Date. WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF SHARES OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

26. What are the U.S. Federal tax consequences of my participation in the Option Exchange?

If you participate in the Option Exchange and are subject to taxation in the United States, under current law, you generally will not recognize income for federal income tax purposes either at the time your exchanged options are cancelled or when the Replacement Options are granted. Each Replacement Option granted to an employee of Aligos or its subsidiaries will constitute an “incentive stock option” to the maximum extent permitted by the Code. Any portion of your Replacement Options that cannot constitute an incentive stock option under the Code will constitute a non-qualified stock option. If you are subject to the tax laws of a country other than the United States, even if you are a resident of the United States, you should be aware that there may be other tax consequences that may apply to you.

27. How should I decide whether or not to participate?

The decision to participate must be each individual’s personal decision and will depend largely on each individual’s assumptions about the future of our business, our stock price, the overall economic environment, and the performance of publicly traded stocks generally. The likely lower exercise price of Replacement Options may allow you to recognize value from your option sooner. There is an inflection point, however, at higher Aligos share prices where the value of the eligible option you surrendered would have been greater than the value of the Replacement

Option. The reason for this is that your Replacement Option covers fewer shares than the eligible option you surrendered and fewer shares are likely to be eligible for treatment as incentive stock options. The inflection point for each option grant varies depending on the exercise price, the exchange ratio of such eligible option grant and your individual tax circumstances. In addition, you should consider the vesting schedule of the Replacement Options, which will be subject to a new one-year cliff, regardless of whether the surrendered option was partially vested.

28. Whom can I ask questions regarding the Option Exchange?

If you have questions regarding the Option Exchange or have requests for assistance (including requests for additional or paper copies of Offer to Exchange or other documents relating to the Offer), please email aligos@infiniteequity.com. Please note, however, that Aligos makes no recommendation as to whether you should participate in the Option Exchange. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the exchange.